

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

May 3, 2010

Mr. Walter W. Bettinger II
President and Chief Executive Officer
The Charles Schwab Corporation
120 Kearny Street
San Francisco, CA 94108

     Re: The Charles Schwab Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2009
             File No. 001-09700

Dear Mr. Bettinger:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

You may contact Yolanda Crittendon, Staff Accountant at (202) 551-3472 or me at (202) 551-3498 with any other questions.

          Sincerely,

          Linda VanDoorn
          Senior Assistant Chief Accountant